


15005037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

January 27, 2015

Stephanie D. Miller
Baxter International Inc.
stephanie_miller@baxter.com

Re: Baxter International Inc.
Incoming letter dated December 22, 2014

Dear Ms. Miller:

This is in response to your letter dated December 22, 2014 concerning the shareholder proposal submitted to Baxter by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Baxter's intention to exclude the proposal from Baxter's proxy materials solely under rule 14a-8(i)(9). We also have received letters from the proponent dated January 6, 2015 and January 13, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Baxter may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

This proposal does not appear to conflict with the company's 2015 Incentive Plan. Based on the limited information provided by the company it appears that the binding proposal regarding the 2015 Plan will go into effect immediately after the 2015 annual meeting. The non-binding shareholder proposal could not go into effect immediately after the 2015 annual meeting.

Plus the shareholder proposal requests that (emphasis added):
"The Policy should mandate that the above recoupment provisions be included in all ***future*** incentive plans and award agreements [after the 2015 Incentive Plan] and that the policy be posted on the company website."

The recoupment provisions imbedded in the 2015 Incentive Plan do not appear to impact, for instance, a potential 2016 Incentive Plan. However the non-binding shareholder proposal, if adopted say 6-months after the 2015 annual meeting, could apply to a potential 2016 Incentive Plan.

The company's pre-emptive strategy is a weak copycat of the controversial *Whole Foods Market, Inc.* (December 1, 2014).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Stephanie D. Miller <stephanie_miller@baxter.com>

[BAX: Rule 14a-8 Proposal, November 16, 2014]

Proposal 4 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule. Accelerated equity vesting allows executives to realize pay opportunities without necessarily having earned them through strong performance.

GMI Ratings, an independent investment research firm said unvested equity pay partially or fully accelerates upon CEO termination. Baxter gives long-term incentive pay to executives without requiring our company to perform above the median of its peer group.

GMI gave our executive pay a grade of D. CEO Robert Parkinson had $36 million in 2013 Total Realized Pay and excessive pension benefits. GMI said Baxter can give long-term incentive pay to our CEO for below-median performance against a peer group and unvested equity pay would not lapse upon CEO termination. Meanwhile shareholders faced a potential 13% stock dilution.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

In 2012 we gave 98% support each to shareholder proposals for annual election of each director (declassification) and for a simple majority-voting standard. Our management failed to adopt these proposals because management did not fully support them.

Directors with excess of 10-years tenure (which can negatively impact director independence) controlled 69% of the votes on our 3 most important board committees. Each member of the executive pay committee had 9 to 14-years long tenure. This included Thomas Stallkamp, on our executive pay and audit committees, who was negatively flagged by GMI for his involvement with the Kmart bankruptcy.

Mr. Stallkamp sat next to Kornelis Storm on our audit committee. Mr. Storm received our highest negative vote (11% negative or 10-times higher than some of our directors). Not one director had specific enterprise risk management expertise risk management based on GMI's standards.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Baxter International Inc. (BAX)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The principle thrust of the resolved statement is:
"no acceleration of vesting of any equity award granted to any senior executive."

The company reports a tentative upcoming "2015 Incentive Plan." The shareholder proposal is not in favor of the 2015 Incentive Plan. The shareholder proposal does not ask that it merely be bundled into one company incentive plan. Clearly the company can adopt this proposal without bundling it into another proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Stephanie D. Miller <stephanie_miller@baxter.com>

[BAX: Rule 14a-8 Proposal, November 16, 2014]

Proposal 4 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule. Accelerated equity vesting allows executives to realize pay opportunities without necessarily having earned them through strong performance.

GMI Ratings, an independent investment research firm said unvested equity pay partially or fully accelerates upon CEO termination. Baxter gives long-term incentive pay to executives without requiring our company to perform above the median of its peer group.

GMI gave our executive pay a grade of D. CEO Robert Parkinson had $36 million in 2013 Total Realized Pay and excessive pension benefits. GMI said Baxter can give long-term incentive pay to our CEO for below-median performance against a peer group and unvested equity pay would not lapse upon CEO termination. Meanwhile shareholders faced a potential 13% stock dilution.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

In 2012 we gave 98% support each to shareholder proposals for annual election of each director (declassification) and for a simple majority-voting standard. Our management failed to adopt these proposals because management did not fully support them.

Directors with excess of 10-years tenure (which can negatively impact director independence) controlled 69% of the votes on our 3 most important board committees. Each member of the executive pay committee had 9 to 14-years long tenure. This included Thomas Stallkamp, on our executive pay and audit committees, who was negatively flagged by GMI for his involvement with the Kmart bankruptcy.

Mr. Stallkamp sat next to Kornelis Storm on our audit committee. Mr. Storm received our highest negative vote (11% negative or 10-times higher than some of our directors). Not one director had specific enterprise risk management expertise risk management based on GMI's standards.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4



Stephanie D. Miller
Senior Counsel,
Securities and Governance

December 22, 2014

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Baxter International Inc.—Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am Senior Counsel, Securities and Governance, of Baxter International Inc., a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal and statements in support thereof (the "Shareholder Proposal") submitted by John Chevedden (the "Proponent") properly may be omitted from the Company's proxy statement and form of proxy to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "2015 Proxy Materials").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE SHAREHOLDER PROPOSAL

The Shareholder Proposal states:

> RESOLVED: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

A copy of the Shareholder Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Shareholder Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with one of the Company's own proposals to be submitted to the Company shareholders at the same meeting.

ANALYSIS

The Shareholder Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with a Company Proposal.

Rule 14a-8(i)(9) permits a company to omit a shareholder proposal, as well as the related supporting statement, from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

The Staff has consistently permitted companies to exclude shareholder proposals under Rule 14a-8(i)(9) where the stockholders voting on both the shareholder proposals and a company-sponsored proposal would be facing alternative and conflicting decisions. *See, e.g., Abercrombie & Fitch Co.* (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); *AOL Time Warner Inc.* (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to

senior executives where it conflicted with the terms and conditions of the company's proposal to approve a stock option plan that would permit granting of stock options to all employees); and *First Niagara Financial Group, Inc.* (March 7, 2002) (permitting exclusion of a proposal to replace stock option grants with cash bonuses where it conflicted with the terms and conditions of the company's proposal to adopt a new stock option plan).

More recently, the Staff has permitted the exclusion of stockholder proposals substantially similar to the Shareholder Proposal because the company was seeking stockholder approval of a plan that included a change in control vesting provision that conflicted with the terms of the shareholder proposal. For example, in *Praxair, Inc.* (January 17, 2014), the Staff permitted the exclusion of a shareholder proposal submitted by the Proponent and identical to the Shareholder Proposal, which requested that Praxair's board of directors adopt a policy that, in the event of a change in control, there may not be any acceleration of vesting of any equity award to any senior executive, but that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis. In that case, Praxair intended to include in its proxy statement a company-sponsored proposal to amend and restate its equity-based long-term incentive plan to incorporate, among other things, change in control provisions that would require full, accelerated vesting of awards in the event of a qualifying termination of employment (i.e., termination by the company without cause, as defined in the applicable agreement, or termination by the participant for good reason, also as defined in the applicable agreement) that occurs within two years after a change of control of the company. The Staff concurred with Praxair's view that inclusion of the shareholder proposal would present alternative and conflicting decisions for stockholders and that the proposal was therefore excludable under Rule 14(a)-8(i)(9).

Additionally, in *ConocoPhillips* (February 28, 2014), the Staff also permitted the exclusion of a shareholder proposal substantially similar to the Shareholder Proposal, which requested that ConocoPhillips' board of directors adopt a policy that, if there is a change in control, there may not be any acceleration of vesting of any performance-based shares or units granted to any senior executive, but that the board's Human Resources and Compensation Committee may provide that any unvested award will vest on a partial, pro rata basis. In that matter, ConocoPhillips stated that it intended to include in its proxy statement a company-sponsored proposal to adopt a new stock and performance incentive plan, which included, among other things, a change of control provision that would require (unless otherwise expressly provided in an applicable award agreement) the immediate vesting and full exercisability of awards in the event of a change of control during a participant's employment followed by the termination of employment of such participant (i.e., termination that is either involuntary (but not for cause) or voluntary (but for good reason) (or separation from service of a nonemployee director)). The Staff concurred with ConocoPhillips' view that the shareholder proposal was excludable under Rule 14(a)-8(i)(9) because the inclusion of such proposal in the company's proxy materials would have presented alternative and conflicting decisions for stockholders and would have created the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved.

In addition to the above examples, on numerous other recent occasions, the Staff has consistently permitted the exclusion of substantially similar shareholder proposals on similar grounds. *See,*

e.g., *Community Health Systems, Inc.* (March 7, 2014) (company proposal for shareholder approval of an amended and restated stock option and award plan providing that, except as otherwise stated in an award agreement, upon the occurrence of a change in control and a termination of employment for any reason other than cause (by the company) or good reason (by the plan participant), outstanding awards subject to vesting will become fully and immediately vested); *Sysco Corporation* (September 20, 2013) (company proposal for shareholder approval of a plan providing for full, accelerated vesting and, if applicable, payment at target level with respect to an equity award in the event of a specified event of termination in connection with a change in control); *Medtronic, Inc.* (June 25, 2013) (company proposal for shareholder approval of a plan providing that upon a change in control, outstanding options and stock appreciation rights will become fully vested and exercisable, to the extent a replacement award meeting specified requirements is not provided to the participant); *McKesson Corp.* (May 1, 2013) (company proposal for shareholder approval of a plan permitting the grant of awards that provide for full vesting in the event of a qualifying termination of service that occurs in connection with a change in control); *Starwood Hotels & Resorts Worldwide* (March 21, 2013) (company proposal for shareholder approval of a plan providing for a variety of flexible approaches for numerous potential change in control scenarios, including more than one approach mandating full accelerated vesting of equity awards either in connection with or after a change in control); *Southwestern Energy Company* (March 7, 2013) (company proposal for shareholder approval of a plan providing that upon the occurrence of a change in control, outstanding awards subject to vesting will become fully and immediately vested); *Verizon Communications Inc.* (February 8, 2013) (company proposal for shareholder approval of an amended and restated long term incentive plan that expressly provided for accelerated vesting and payment at the target award level if a specified termination event occurred within 12 months following a change in control); and *Pitney Bowes Inc.* (January 22, 2013) (company proposal for shareholder approval of a plan that mandates accelerated vesting following a change in control).

The Company is proposing to adopt a new Baxter International Inc. 2015 Incentive Plan (the "Plan"), which will provide for, among other things, equity-based awards to senior executives and other participants. If the Plan is approved by the Board of Directors, the Company will submit the Plan to its shareholders at the 2015 annual meeting for approval. The Company will confirm in a supplemental letter to the Staff no later than February 18, 2015 that approval of the Plan will be included as a Company-sponsored proposal in the 2015 Proxy Materials.

The Plan will include provisions relating to acceleration of vesting and exercisability of equity awards following a change of control that are substantially identical to the provisions set forth in Exhibit B (all defined terms used in Exhibit B or the following description of the Plan but not otherwise defined herein have the meanings ascribed to such terms in the Plan). In particular, the Plan will contain change of control provisions that are analogous to those proposed by the companies in *Praxair Inc.* (January 17, 2014) and *ConocoPhillips* (February 28, 2014), and require that, except as otherwise determined by the Company's Compensation Committee or as otherwise set forth in an Agreement, in the event of a Change in Control, if a Participant's employment is terminated by the Company without Cause or by the Participant for Good Reason upon or within 24 months following such Change in Control, then the Participant's Awards will

Baxter

become fully vested and, in the case of an Option or SAR, will remain exercisable until the original Expiration Date of the Option or SAR. *See* Section 5.3(b) of the attached Exhibit B.

As in the precedent cited above, the action called for in the Shareholder Proposal directly conflicts with the action required in the Plan. The Plan, as described above and in Exhibit B, expressly provides for the accelerated vesting of equity awards in the event of a specified termination of employment following a change in control of the Company, while the Shareholder Proposal asks the Company's Board of Directors to adopt a policy that prohibits accelerated vesting of a senior executive's equity awards in full in the event of a change in control (except that only partial, pro rata vesting up to the time of the executive's termination would be permitted). Therefore, the Company believes that the Shareholder Proposal and the Plan are unambiguously in direct conflict. Including both the Shareholder Proposal and the Company-sponsored proposal to approve the Plan in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved. For the foregoing reasons, the Company believes that the Shareholder Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the Company's 2015 annual meeting.

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the 2015 Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (224) 948-3216 or by email at stephanie_miller@baxter.com.

Sincerely,



Stephanie D. Miller
Senior Counsel, Securities and Governance

cc: John Chevedden (via email and overnight courier)

713459191 07002603

Baxter

Exhibit A

THE PROPOSAL

See attached.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Stephanie Shinn
Corporate Secretary
Baxter International Inc. (BAX)
One Baxter Pkwy
Deerfield, IL 60015
PH: 847 948-2000
FX: 847 948-3642
FX: 847-948-2450

Dear Ms. Shinn,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,





John Chevedden — Date

FISMA & OMB Memorandum M-07-16

cc: Stephanie D. Miller <stephanie_miller@baxter.com>

[BAX: Rule 14a-8 Proposal, November 16, 2014]
Proposal 4 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule. Accelerated equity vesting allows executives to realize pay opportunities without necessarily having earned them through strong performance.

GMI Ratings, an independent investment research firm said unvested equity pay partially or fully accelerates upon CEO termination. Baxter gives long-term incentive pay to executives without requiring our company to perform above the median of its peer group.

GMI gave our executive pay a grade of D. CEO Robert Parkinson had $36 million in 2013 Total Realized Pay and excessive pension benefits. GMI said Baxter can give long-term incentive pay to our CEO for below-median performance against a peer group and unvested equity pay would not lapse upon CEO termination. Meanwhile shareholders faced a potential 13% stock dilution.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

In 2012 we gave 98% support each to shareholder proposals for annual election of each director (declassification) and for a simple majority-voting standard. Our management failed to adopt these proposals because management did not fully support them.

Directors with excess of 10-years tenure (which can negatively impact director independence) controlled 69% of the votes on our 3 most important board committees. Each member of the executive pay committee had 9 to 14-years long tenure. This included Thomas Stallkamp, on our executive pay and audit committees, who was negatively flagged by GMI for his involvement with the Kmart bankruptcy.

Mr. Stallkamp sat next to Kornelis Storm on our audit committee. Mr. Storm received our highest negative vote (11% negative or 10-times higher than some of our directors). Not one director had specific enterprise risk management expertise risk management based on GMI's standards.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

Baxter

Exhibit B

SECTION 5.3 OF THE PLAN

5.3 *Vesting upon Change in Control.* Except as otherwise determined by the Committee and set forth in an Agreement, the extent to which the vesting or exercisability of an Award is accelerated as a result of a change in control of the Company shall be as set forth below:

(a) No Award that is not otherwise vested or exercisable shall become vested or exercisable solely as the result of the occurrence of a Change in Control, except as otherwise determined by the Committee in accordance with Section 5.2(d)(ii) in the case of a Change in Control that results in the Company no longer being a publicly traded corporation, or in the assets or stock of the Company being transferred to a successor that does not agree to assume the Company's obligations under outstanding Awards.

(b) If a Participant's employment is terminated by the Company without Cause, or by the Participant for Good Reason, upon or within twenty-four (24) months following a Change in Control, then in connection with a change in control, the Participant's Awards shall be fully vested and, in the case of an Option or SAR, shall remain exercisable until the original Expiration Date of the Option or SAR; provided that, and, in the case of an Award the vesting of which is based in whole or part upon the attainment of performance goals, the performance goals shall be deemed to have been met at the target level. The Committee may require a Participant to enter into an agreement containing restrictive covenants, including without limitation covenants not to compete, not to solicit customers or employees, not to make use of confidential information, not to disparage the Company, or to cooperate with the Company in responding to claims about which the Participant has knowledge, as a condition to the application of the provisions of this Section 5.3(b).

(c) The following definitions shall apply for purposes of this Section 5.3:

(i) "Cause" means (A) the willful and continued failure by the Participant to substantially perform his duties with the Company that has not been cured within 30 days after written demand for substantial performance is delivered by the Company, which demand specifically identifies the manner in which the Participant has not substantially performed (other than any such failure resulting from the Participant's incapacity due to physical or mental illness), (B) the willful engaging by the Participant in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, or (C) the engaging by the Participant in egregious misconduct involving serious moral turpitude, determined in the reasonable judgment of the Committee. For purposes hereof, no act, or failure to act, on the Participant's part shall be deemed "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that such action was in the best interest of the Company. Notwithstanding the foregoing, if a Participant is a party to a Change in Control Agreement, "Cause" with respect to such Participant shall have the meaning given to such term in the Change in Control Agreement.

(ii) "Change in Control" means the first to occur of any of the following: (A) any Person is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Baxter (not including in the securities beneficially owned by such Person any securities acquired directly from Baxter or its Affiliates) representing 30% or more of the combined voting power of Baxter's then outstanding securities, excluding any Person who becomes such a beneficial owner in connection with a merger or consolidation of Baxter or any direct or indirect subsidiary of Baxter with any other corporation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of (1) any parent of Baxter or the entity surviving such merger or consolidation or (2) if there is no such parent, of Baxter or such surviving entity; (B) the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the Grant Date, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of Baxter) whose appointment or election by the Board or nomination for election by Baxter's shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Grant Date or whose appointment, election or nomination for election was previously so approved or recommended; (C) there is consummated a merger or consolidation of Baxter or any direct or indirect subsidiary of Baxter with any other corporation or other entity, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of (1) any parent of Baxter or the entity surviving such merger or consolidation or (2) if there is no such parent, of Baxter or such surviving entity; or (D) the shareholders of Baxter approve a plan of complete liquidation or dissolution of Baxter or there is consummated an agreement for the sale or disposition by Baxter of all or substantially all of Baxter's assets, other than a sale or disposition by Baxter of all or substantially all of Baxter's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of (1) any parent of Baxter or of the entity to which such assets are sold or disposed or (2) if there is no such parent, of Baxter or such entity.

(iii) "Change in Control Agreement" means an employment agreement, change in control agreement or plan, severance agreement or plan, or other agreement between the Company and a Participant or Company plan covering a Participant that provides for benefits upon termination for good reason or cause in connection with a change in control of Baxter and that has been approved by the Board or the Committee.

(iv) "Good Reason" means the occurrence (without the Participant's express written consent) of any of the following which occur on or after a Change in Control: (A) reduction by the Company in the Participant's annual base salary as in effect on the Grant Date or as the same may be increased from time to time; (B) the relocation of the Participant's principal place of employment to a location more than fifty (50) miles from the Participant's principal place of employment immediately prior to the Change in Control or the Company's requiring the



Participant to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company's business to an extent substantially consistent with the Participant's business travel obligations as in effect immediately prior to the Change in Control; or (C) the failure by the Company to pay to the Participant any portion of the Participant's current compensation or to pay to the Participant any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven (7) days of the date such compensation is due. Notwithstanding the foregoing, if a Participant is a party to a Change in Control Agreement, "Good Reason" with respect to such Participant shall have the meaning given to such term in the Change in Control Agreement.